Law Offices
SEC ATTORNEYS, LLC
P.O. Box 1666
116 Court Street, Suite 707
New Haven, Connecticut 06507
1.888.760.7770 Toll Free	Securities, Hedge Funds, Corporate,
1.203.222.9333 Tel	Tax, International, Mergers and
1.866.596.3211Fax	Acquisitions and Related Matters
www.secattorneys.com

December 23, 2009

Mail Stop 3010

Filed via EDGAR

Jorge L. Bonilla, Senior Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           Royal Invest International Corp.

To Whom It May Concern:

On behalf of Royal Invest International Corp., Commission File Number 000-27097, this is to confirm that we have received your letter dated December 15, 2009.  As per our conversation, it was agreed with you that we will file our complete response on or before Friday, January 8, 2010.   If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire

cc: Cicelia LaMothe, SEC Branch Chief

SEC ATTORNEYS, LLC IS A PRIVATELY OWNED LAW FIRM NOT AFFILIATED WITH ANY GOVERNMENTAL AGENCY AND IS A MEMBER OF SECURITIES ATTORNEYS INTERNATIONAL, [www.secattorneysintl.com] A GLOBAL NETWORK OF INDEPENDENT PROFESSIONAL SECURITIES, INVESTMENT BANKING AND BUSINESS LAW FIRMS, AND USES THE SEC ATTORNEYS NAME UNDER LICENSE.  ALL SERVICES ARE PROVIDED INDEPENDENTLY BY MEMBER LAW FIRMS OF SECURITIES ATTORNEYS INTERNATIONAL, AND EACH MEMBER LAW FIRM IS SOLELY RESPONSIBLE FOR ITS WORK ON BEHALF OF CLIENTS.